Exhibit 99.1

Gorilla Signs $1.4 Billion Contract with Freyr Singapore to Build Southeast Asia’s AI Data Centre Backbone

Phase One deployment valued at $300 million begins in Indonesia

Gorilla to Lead AI Infrastructure, GPU Deployment and Multi-Year SLA Operations

LONDON, United Kingdom, 17 September 2025 – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, and Singapore-based infrastructure platform Freyr have together signed a three-year, $1.4 billion contract to develop a network of AI-powered data centres across Southeast Asia. Execution will begin with a $300 million initial phase that will launch in Q4 2025. Gorilla and Freyr will serve multiple entities in developing infrastructure in the region.

The multi-year contract positions Gorilla as the lead provider of AI infrastructure, service-level operations and end-to-end data centre intelligence across three regional markets: Indonesia, Malaysia and Thailand.

While Gorilla will serve as principal operator and infrastructure lead, Freyr will be its regional expansion partner. Gorilla will utilise local co-location facilities and deploy its proprietary AI stack, including GPU-as-a-Service infrastructure, orchestration software and real-time monitoring systems, while managing performance and uptime SLAs over an initial three-year term, with optional 2-year extensions.

“Gorilla has a uniquely strong understanding of this region and therefore the right vantage point to develop this critical network of data centres,” said Jay Chandan, Chairman & CEO, Gorilla Technology Group Inc. “We have been building in AI for more than 17 years, and we understand this region better than most. To have secured a customer of this calibre, a multi-billion-dollar telco with unmatched scale and reputation, is a powerful validation of Gorilla’s capability. Being trusted by such an institution from the outset speaks volumes about the strength of our platform and execution model. Together with Freyr, we are deploying at scale, not talking about it. Phase One alone is $300 million and it is only the start of a much larger expansion.”

“This partnership is based on a simple and collective belief that Southeast Asia deserves sovereign, intelligent, high-performance infrastructure,” said Cary Liu, CEO of Freyr. “This is not just a $1.4 billion contract; it is the beginning of a broader expansion strategy. Together, Freyr and Gorilla are already targeting new data centre opportunities worth at least $2.5 billion over the next couple of years. The Southeast Asian data centre market is expected to exceed $12 to 15 billion and this alliance positions us right at the centre of that growth. With Gorilla’s AI leadership and our regional execution platform, we are not just keeping pace with demand, we are shaping it.”

“Having spent decades building infrastructure strategies across global markets, I can say with confidence that this contract sets a new benchmark for how AI infrastructure should be executed,” said Thomas Sennhauser, Board Member Gorilla Technology Group Inc. “Gorilla’s advantage is clear: deep local understanding, operational speed and serious technical muscle. This is what happens when experience meets urgency. The shift from hyperscale to regionally intelligent infrastructure has begun, and Gorilla is leading that transition.”

Gorilla and Freyr will now finalise detailed Statements of Work (SOWs), Service Level Agreements (SLAs) and GPU infrastructure deployment schedules. Site selection and systems integration for the initial phase are already underway, with AI services expected to go live in early 2026.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com

About Freyr Technology

Freyr Technology AI, based in Singapore, delivers full-stack infrastructure solutions for AI and HPC across the Asia-Pacific. As a NVIDIA Preferred Partner, Freyr offers bare-metal leasing, turnkey GPU clusters, fast hardware delivery and deployment services. Their strength lies in making complex infrastructure simple—from GPUs to networking to fully optimised clusters—giving enterprises and governments the speed, reliability and flexibility they need.

For more information, please visit: freyrtech.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to convert our pipeline, our ability to and the circumstances under which we would reduce our debt, our ability to attract the attention of customers and investors alike, our expansion into southeast Asia, Gorilla’s largest projects and ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact:

Samantha Dowd

Prosek Partners

GRRR@prosek.com

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com

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